Exhibit 99.1

Media release

November 6, 2026

TELUS Appoints Marc Allera and Bill Thomas to Board of Directors

VANCOUVER, British Columbia - TELUS Corporation (TSX: T, NYSE: TU) today announced the TELUS Board of Directors (the Board) has approved the appointments of Marc Allera and Bill Thomas to its Board, effective January 1, 2027. Marc is a seasoned telecommunications executive whose three decades of leadership span large-scale integrations, network investment and a strong commitment to brand building and customer experience. Bill is a global leader in financial reporting, risk management and audit oversight.

“On behalf of the Board of Directors, I am delighted to welcome Marc and Bill to TELUS,” said John Manley, Chair of the Board of TELUS. “Marc and Bill have exactly the experience our Board needs as TELUS invests in its networks and sharpens its focus on customers and disciplined capital allocation. Marc has led major consumer telecom businesses through large-scale transformation with fibre and 5G builds, and Bill has led one of the world’s largest professional services firms, with deep expertise in audit and risk. We’re delighted to welcome them both.”

Marc Allera’s career spans more than three decades of executive leadership in global telecommunications and network operations. Based in London, U.K., he served as Chief Executive Officer of EE and also BT Group's Consumer Division from 2016 to 2025, where he oversaw commercial strategy, customer retention, and brand loyalty across nearly 30 million customers connecting to mobile, broadband and TV while orchestrating the deployment of next-generation 5G and fibre networks. Prior to his tenure at BT Group, Marc held senior executive roles including CEO of EE, a joint venture between Deutsche Telekom and France Telecom, and Chief Commercial Officer at Three UK. He currently serves as Chair of CVC’s Global Sport Group and Jagex - The RuneScape Company.

Bill Thomas is the former Global Chair and CEO of KPMG International, leading over 265,000 professionals across 143 countries and territories, stewarding multi-billion-dollar enterprise growth, audit quality, and strategic enterprise risk management. Originally from Vancouver, Bill earned his Bachelor of Science at the University of British Columbia and began his KPMG career in the firm’s Vancouver office in 1990. He also has a home on Salt Spring Island. His extensive background in financial oversight and corporate reporting directly reinforces the Board’s audit committee stewardship. He currently serves on the Board of Directors of Bank of America and previously served as Chair of KPMG’s Americas region from 2014 to 2017 and as CEO and Senior Partner of KPMG in Canada from 2009 to 2016. A recipient of the Queen Elizabeth II Diamond Jubilee Medal and a Catalyst Canada Honours Champion, Bill served on the International Integrated Reporting Council, the Business Roundtable, the International Business Council, and the Sustainable Markets Initiative.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading Canadian communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 17 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. The TELUS PureFibre and 5G networks connect Canadians at home, at work and in the communities where they live.

TELUS Health is a global technology leader advancing health data infrastructure and workforce wellbeing. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients.

Since 2000, TELUS and our team members have contributed more than $1.85 billion in cash, in-kind contributions, time and programs to communities across Canada and around the world.

 For more information, visit telus.com.

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com